EXHIBIT 12
Brooks Automation, Inc.
Calculation of Ratio of Earnings to Fixed Charges

	Six Months
	Ended	Fiscal Year Ended September 30,
	March 31, 2010	2009	2008	2007	2006	2005
Income (loss) from continuing operations before income taxes, noncontrolling interests and equity in earnings in joint ventures	$16,078	$(226,917)	$(236,152)	$55,636	$24,067	$(5,054)
Add:
Fixed charges	802	2,049	2,323	2,087	11,243	11,023

Earnings (loss) as adjusted	$16,880	$(224,868)	$(233,829)	$57,723	$35,310	$5,969

Fixed charges:
Interest expense	$27	$454	$407	$583	$9,384	$9,469
Portion of rents representative of interest factors	775	1,595	1,916	1,504	1,859	1,554

	$802	$2,049	$2,323	$2,087	$11,243	$11,023

Ratio of earnings to fixed charges	21.0	(a )	(a )	27.7	3.1	(a	)

(a)	Due to the registrant’s loss in 2009, 2008 and 2005, the ratio coverage was less than 1:1. The registrant would have needed to generate additional earnings in those years of $226.9 million, $236.2 million and $5.1 million, respectively, in order to cover the deficiency.